Platinum Group Metals Ltd.

Suite 328 – 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 05-113	News Release

Platinum Group Metals Announces New Communications Team Member

Platinum Group Metals Ltd. (PTM:TSX) today announced the appointment of Erin Airton as Manager, Communications and Strategic Planning.

“Ms. Airton’s role will be to develop and implement a communications and development strategy aimed at raising the awareness and profile of PTM in the investment and media markets,” said R. Michael Jones, President.

“PTM is moving forward into the next stage of its corporate development – from acquisition and exploration into engineering and mine planning. Communicating to a broader audience, including shareholders, potential shareholders, media, government and the stakeholders in the areas in which we operate, will become vital in the months ahead.  We are very pleased to have Erin and her experience with comprehensive communications campaigns on our team.”

Erin will work alongside John Foulkes who will continue in his role in investor relations and corporate development for the Company.

Erin Airton was most recently Account Director and Director of Business Development with James Hoggan and Associates, a leading investor and strategic communications agency in Vancouver. Prior to her time there, she was the Principal of Cadence Communications Inc. Her clients have included Uniterre Resources Ltd., Tolko Industries, Nai Kun Wind Development Inc., Waste Management of Canada, CENTURY 21 Canada, and Leading Edge Endowment Fund, among others.  Erin has also worked with the Provincial and Federal Governments in Canada and has managed a number of political leadership campaigns.

“On August 12th, Platinum Group Metals released a very positive independent preliminary assessment on our Western Bushveld Joint Venture project,” said R. Michael Jones. “We plan to expand awareness about our activities in South Africa and North America, and Erin’s role will be to identify and implement the communications and investor strategies required to build our presence.”

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.